Exhibit 99.1

Eidos PLC

25 November 2004

RESULTS OF ANNUAL GENERAL MEETING

Eidos plc advises that all the resolutions proposed at its Annual General Meeting held today were unanimously passed on a show of hands. In addition Eidos can advise that the following proxy votes were cast:-

	For		Against		Discretion		Votes Withheld
Description	Votes	% Votes Cast	Votes	% Votes Cast	Votes	% Votes Cast	Votes	Total Votes Cast (excl. Votes Withheld)

1. Report and Accounts	90,124,068	99.72	4,746	0.01	243,850	0.27	3,539	90,372,664
2. Remuneration Report	71,996,137	81.22	16,400,612	18.50	245,815	0.28	1,733,639	88,642,564
3. Re-election of David Adams	77,677,813	88.79	9,558,014	10.93	245,902	0.28	2,894,474	87,481,729
4. Re-election of Allen Thomas	77,677,277	88.79	9,558,373	10.93	246,017	0.28	2,894,536	87,481,667
5. Election of Jonathan Kemp	80,534,217	89.15	9,556,782	10.58	246,017	0.27	39,187	90,337,016
6. Re-appointment of Auditors	86,638,998	95.88	3,473,890	3.84	246,131	0.28	17,184	90,359,019
7. Authority to allot securities	80,537,520	89.14	9,556,627	10.58	248,862	0.28	33,194	90,343,009
8. Pre-emption Rights	80,529,886	89.14	9,556,782	10.58	250,528	0.28	38,112	90,337,196
9. Purchase of own shares	80,545,438	89.15	9,552,505	10.57	248,751	0.28	29,484	90,346,694

NOTES:

1. The 'vote withheld' option was provided to enable shareholders to instruct their proxy not to vote on any particular resolution, however it should be noted that a vote withheld in this way is not a 'vote' in law and therefore was not included in the calculation of the proportion of the 'vote' 'For' and 'Against' a resolution.

2. The current issued share capital of the company is 142,002,471.